Exhibit 99.1

The9 Limited Held Annual General Meeting on December 13, 2019

Shanghai China, December 13, 2019 — The9 Limited (the “Company”) (Nasdaq: NCTY), an established Internet company, today announced that it held its annual general meeting of shareholders in Hong Kong on December 13, 2019, Hong Kong time.

At its 2019 annual general meeting of shareholders, The9 Limited’s shareholders passed the following resolution:

1)	the re-election and appointment of ZHU Jun as a director (Class III) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2022 Annual General Meeting or until his successor is duly elected and qualified.”

About The9 Limited

The9 Limited (“The9”) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com

Website: http://www.the9.com/